UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                  For the twelve months ended December 31, 2001


                            HQI Transelec Chile S.A.
                 (Translation of registrant's name into English)


                             Apoquindo 3721, Piso 6
                                   Las Condes
                                 Santiago, Chile
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X                 Form 40-F
           -                           --

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes        No  X
     --        -

                                TABLE OF CONTENTS



Exhibit A...........................................Auditors Report
Exhibit B...........................................Relevant Events
Exhibit C...........................................Financial Statement Analysis

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               HQI Transelec Chile S.A.

Date:  March 21, 2002                          By:   /s/ Real Paul-Hus
                                                    ----------------------------
                                                          Real Paul-Hus
                                                          Finance Manager

                                    EXHIBIT A



HQI TRANSELEC CHILE S.A

Financial statements

December 31, 2001

(Translation from the original in Spanish)





CONTENTS

Report of independent accountants
Balance sheet
Statement of income
Statement of cash flows
Notes to the financial statements



  Ch$  -  Chilean pesos
ThCh$  -  Thousands of Chilean pesos
   UF  -  Unidad de Fomento (an official inflation-indexed monetary unit) US$ -
          United States dollars
ThUS$  -  Thousands of United States dollars



[PricewaterhouseCoopers logo]

REPORT OF INDEPENDENT ACCOUNTANTS

(Translation from the original in Spanish)

Santiago, February 1, 2002

To the Board of Directors and Shareholders,
HQI Transelec Chile S.A.



We have reviewed the accompanying balance sheets of HQI Transelec Chile S.A. as of December 31, 2001 and 2000, and the related statements of income and of cash flows for the year ended December 31, 2001 and for the period from September 15, 2000 to December 31, 2000. The financial statements of the Company (including the respective notes) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audits in order to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of HQI Transelec Chile S.A. at December 31, 2001 and 2000 and the results of their operations and their cash flows for the year ended December 31, 2001 and for the period from September 15, 2000 to December 31, 2000, in conformity with accounting principles generally accepted in Chile.







Eduardo Vergara D.
RUT:  6.810.153-0

                            HQI TRANSELEC CHILE S.A.
                            ------------------------
                                 BALANCE SHEET
                                 -------------

                                                              As of December 31,
                                                              ------------------
                                                             2001            2000
                                                             ----            ----
Assets                                                       ThCh$           ThCh$
------

CURRENT ASSETS
        Cash and banks                                       119,762          90,562
        Time deposits                                     81,862,818      19,045,122
        Marketable securities                              2,960,188       2,019,472
        Trade accounts receivable                          8,934,578       8,123,383
        Sundry debtors                                       276,722         337,071
        Accounts receivable from
          related companies                                2,389,387            --
        Inventories                                           78,782          35,245
        Recoverable taxes                                  1,479,870         105,197
        Prepaid expenses                                     655,072         452,628
        Deferred taxes                                       179,909         404,296
        Other current assets                               6,079,038       2,496,370
                                                         -----------     -----------
                Total current assets                     105,016,126      33,109,346
                                                         -----------     -----------

FIXED ASSETS
        Land                                               5,385,795       5,383,262
        Buildings and infrastructure                     281,185,354     270,351,007
        Machinery and equipment                          222,328,823     222,654,255
        Other fixed assets                                 1,824,294       1,942,952
        Increase in value from technical reappraisal      19,528,482      20,283,237
        Accumulated depreciation                         (57,579,571)    (44,001,902)
                                                         -----------     -----------
                Total fixed assets, net                  472,673,177     476,612,811
                                                         -----------     -----------

OTHER ASSETS
        Investments in other companies                        37,142          37,142
        Goodwill                                          98,929,380     123,229,414
        Long-term debtors                                    441,858         654,022
        Notes and accounts receivable from related
          companies - long term                           72,819,412            --
        Intangibles                                       23,153,860      23,153,819
        Amortization of intangibles                       (1,575,497)       (973,951)
        Deferred taxes                                    19,501,969            --
        Other                                             12,212,898           1,105
                                                         -----------     -----------
                Total other assets                       225,521,022     146,101,551
                                                         -----------     -----------
                Total assets                             803,210,325     655,823,708
                                                         ===========     ===========



                                                              As of December 31,
                                                              ------------------
                                                             2001            2000
                                                             ----            ----
                                                             ThCh$           ThCh$
LIABILITIES AND EQUITY
----------------------
CURRENT LIABILITIES
        Bonds payable - short term portion                 8,318,443            --
        Accounts payable                                   3,930,087       2,862,157
        Sundry creditors                                   2,275,787       1,583,986
        Accounts payable to
          related companies                                  270,159     321,911,503
        Provisions                                         1,121,662       1,710,268
        Withholdings                                       1,304,247       1,399,822
        Other current liabilities                            605,603          20,597



                                                         -----------     -----------
                Total current liabilities                 17,825,988     329,488,333
                                                         -----------     -----------
LONG-TERM LIABILITIES
        Long-term bonds payable                          466,360,228            --
        Sundry creditors                                        --            68,045
        Provisions                                         1,299,299       1,230,145
        Deferred taxes                                          --         1,949,176
        Other long-term liabilities                           34,789          35,867
                                                         -----------     -----------
                Total long-term liabilities              467,694,316       3,283,233
                                                         -----------     -----------

MINORITY INTEREST                                               --            20,056
                                                         -----------     -----------

SHAREHOLDERS' EQUITY
        Paid-in capital                                  319,754,826     319,754,826
        Retained earnings                                  3,277,260            --
        (Loss) profit for the period                      (5,342,065)      3,277,260
                                                         -----------     -----------
                Total shareholders' equity               317,690,021     323,032,086






                                                         -----------     -----------
                Total liabilities and equity             803,210,325     655,823,708
                                                         ===========     ===========



              The accompanying Notes 1 to 30 form an integral part
                         of these financial statements

                            HQI TRANSELEC CHILE S.A.
                            ------------------------
                              STATEMENT OF INCOME
                              -------------------

                                                                For the period
                                          For the year ended    September 15 to
                                           December 31, 2001   December 31, 2000

                                                 ThCh$               ThCh$
OPERATING RESULTS

    Sales                                      89,958,980         17,508,602
    Cost of sales                             (24,114,695)        (5,731,123)
        Gross margin                           65,844,285         11,777,479
                                              -----------         ----------
    Administrative and selling expenses        (2,593,947)          (240,227)
                                              -----------         ----------
        Operating income                       63,250,338         11,537,252
                                              -----------         ----------

NON-OPERATING RESULTS
    Financial income                            6,967,702            419,275
    Other non-operating income                    272,219             25,926
    Goodwill amortization                      (5,436,668)        (1,209,826)
    Financial expenses                        (35,731,518)        (5,712,852)
    Other non-operating expenses                 (871,408)          (131,515)
    Price-level restatement                    (2,815,730)         1,579,643
    Exchange differences                      (30,078,816)        (2,530,690)
                                              -----------         ----------
        Non-operating results                 (67,694,219)        (7,560,039)
                                              -----------         ----------

        Income (loss) before income taxes      (4,443,881)         3,977,213
    Minority interest                                --                 (406)
    Income tax                                   (898,181)          (699,547)
                                              -----------         ----------
(LOSS) PROFIT FOR THE PERIOD                   (5,342,065)         3,277,260
                                              ===========         ==========



              The accompanying Notes 1 to 30 form an integral part
                         of these financial statements.

                            HQI TRANSELEC CHILE S.A.
                            ------------------------
                            STATEMENT OF CASH FLOWS
                            -----------------------

                                                                                          For the period
                                                                    For the year ended    September 15 to
                                                                     December 31, 2001   December 31, 2000

                                                                           ThCh$               ThCh$

CASH FLOWS FROM OPERATING ACTIVITIES
    (Loss) profit for the period                                          (5,342,065)      3,277,260
    Charges (credits) to income not representing cash flows:
        Loss on sale of fixed assets                                          41,975            --
        Depreciation                                                      14,885,188       3,572,705
        Amortizacion de intangibles                                          667,730         302,047
        Amortization of goodwill                                           5,436,668       1,209,826
        Price-level restatement and exchange differences                  32,894,546         951,047
        Other charges (credits) to income not representing cash flows     (1,022,904)        (68,233)
    Decrease (increase) in assets which effect cash flows:
        Trade accounts receivable and sundry debtors                        (750,846)     (5,407,350)
        Inventories                                                          (43,537)        490,880
        Other assets                                                         860,237          27,374

    Increase (decrease) in liabilities which effect cash flows:
        Accounts pay able and sundry creditors                             1,100,751         487,894
        Interest payable                                                   6,152,019            --
        Income tax payable (net)                                          (1,739,660)           --
        Value added tax and other taxes                                       38,779            --

    Profit minority interest                                                    --               405
                                                                        ------------    ------------
              Net cash flows from operating activities                    53,178,881       4,843,855
                                                                        ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Capital increase                                                            --       319,754,826
    Bonds payable                                                        430,901,228            --
    Payment of related company loans                                    (331,241,937)           --
    Bond issuance and placement expenses                                  (9,860,346)           --
                                                                        ------------    ------------
              Net cash flows from financing activities                    89,798,945     319,754,826
                                                                        ------------    ------------

CASH FLOWS FROM INVESTMENT ACTIVITIES
     Sale of fixed assets                                                     74,878            --
     Other loan reimbursements from related companies                     39,208,951           4,619
     Purchase of fixed assets                                            (10,507,000)     (1,298,518)
     Investment in subsidiary                                                   --      (320,200,267)
     Other loans to related companies                                   (103,284,603)           --
     Other investment disbursements                                       (2,708,521)           --
                                                                        ------------    ------------
              Net cash flows from investing activities                   (77,216,295)   (321,494,166)
                                                                        ------------    ------------

              Total net cash flow for the year                            65,761,531       3,104,515

EFFECT OF INFLATION AND EXCHANGE
  ON CASH AND CASH EQUIVALENTS                                                72,422         719,262
                                                                        ------------    ------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                   65,833,953       3,823,777
CASH AND CASH EQUIVALENTS AT THE
  BEGINNING OF THE PERIOD                                                 23,528,854      19,705,077
                                                                        ------------    ------------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                        89,362,807      23,528,854
                                                                        ============    ============



              The accompanying Notes 1 to 30 form an integral part
                         of these financial statements.

                            HQI TRANSELEC CHILE S.A.
                            ------------------------

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------

                   As of December 31, 2001 and for the period
                        September 15 to December 31, 2000
                   (Translation from the original in Spanish)


NOTE 1 - REGISTRATION
---------------------

Inversiones HQ Chile Limitada was formed as a limited liability company by public deed dated September 15, 2000. The objective of the Company was to invest in shares and public securities. On October 16, 2000, the Company changed its name to Inversiones HQI Transelec Chile Limitada, without making any change to the Company's objective. On November 23, 2000, the Company changed its name to HQI Transelec Chile S.A. and was registered as a closed Company with the Chilean Superintendent of Securities and Insurance Companies, and is subject to its control, under number 729 as from March 22, 2001. The revised objective of the new Company is the exploitation and development of electrical systems of its own and of third parties pertaining to the transmission of electrical energy, for which they can acquire and/or make use of concessions, taking into account all the benefits that are available by law to electrical companies.

On October 23, 2000, Inversiones HQI Transelec Chile Limitada (now HQI Transelec Chile S.A.) and Inversiones HQI Chile Holding Limitada together acquired all the shares of Empresa Nacional de Transmision Electrica S.A. ("TRANSELEC"), from Empresa Nacional de Electricidad S.A. ("ENDESA") and Endesa Inversiones Generales S.A.

Per public deed dated January 18, 2001, the Company purchased from Inversiones HQI Chile Holding Limitada 98,606 shares, corresponding to 0.01% of the share capital in Compania Nacional de Transmision Electrica S.A., concentrating 100% of ownership. As a result, Compania Nacional de Transmision Electrica S.A. was absorbed by HQI Transelec Chile S.A., the latter assuming all assets, liabilities, obligations and rights of TRANSELEC. The Company directly undertook business operations associated with the transmission of electrical energy which were carried out by the absorbed subsidiary.

NOTE 2 - ACCOUNTING PRINCIPLES
------------------------------

a)  Period

The financial statements for the year 2001 relate to the twelve month period between January 1 and December 31. The consolidated financial statements as of December 31, 2000 and the respective notes, correspond to the period from September 15, 2000 to December 31, 2000.

b)   Basis of preparation

The financial statements of HQI Transelec Chile S.A. at December 31, 2001 have been prepared in conformity with accounting principles generally accepted in Chile issued by the Chilean Institute of Accountants, and specific instructions and regulations issued by the Superintendent of Securities and Insurance Companies. The latter predominate over the former in the event of discrepancy.

The 2000 financial statements presented for purposes of comparability, correspond to the consolidation of HQI Transelec Chile S.A. and TRANSELEC for the period between September 15 and December 31, 2000.

The consolidated financial statements as of December 31, 2000 have been prepared in conformity with accounting principles generally accepted, and include the assets, liabilities and results of HQI Transelec Chile S.A. and 99,99% of its subsidiary, TRANSELEC.

c)   Basis of presentation

For comparative purposes, the consolidated financial statements for the period ended December 31, 2000 have been restated in the percentage of the change in the Consumer Price Index for the year 2001 which amounted to 3,1%.

d)   Basis of consolidation

The consolidated financial statements as of December 31, 2000 include the assets, liabilities, results and cash flows of HQI Transelec Chile S.A. and TRANSELEC. The amounts and effects of the transactions between the companies have been eliminated and the participation of the minority investors has been recognized and presented in the balance sheet in the account Minority interest.

e)   Price-level restatement

The financial statements have been restated in order to reflect the effect of changes in the purchasing power of the Chilean peso during the respective periods. Accordingly, non-monetary assets and liabilities and shareholders' equity have been restated against income. The restatements have been determined on the basis of the official Chilean Consumer Price Index (CPI) issued by the National Institute of Statistics, applied one month in arrears, which was 3,1% for the year ended December 31, 2001 (0,099% for the period from September 15 to December 31, 2000). In addition, the accounts in the income statement have been restated to their year-end values.

f)   Operating estimates

The Company has to make accounting estimates to record its accounts receivable from transmission tolls. Final settlements of these accounts may extend beyond one fiscal year and can result in losses or gains for amounts not expected to be significant.

g)   Bases of translation

Balances in foreign currency are adjusted at the exchange rate prevailing on the closing date of the financial statements. Indexed units have been restated according to variations in the corresponding index.

Assets and liabilities in foreign currency and UF have been translated into Chilean pesos at the following closing exchange or conversion rates:

                                                          Ch$ per unit
                                                     2001                2000

Unidad de Fomento                                 16,262.66           15,769.92
United Stated dollar                                 654.79              573.65

h)   Time deposits

Investments in time deposits are recorded at cost plus price-level indexation and accrued interest at year end.

i)   Resale agreements

Other current assets include purchases under resale agreements which are recorded at their initial investment value at purchase date plus interest and readjustments.

j)   Marketable securities

This item includes investments in mutual funds, which are valued at their quoted market value at each year end.

k)   Allowance for doubtful accounts

The Company believes that it is unnecessary to record an allowance for doubtful accounts at year end considering the aging of its accounts receivable.

l)   Fixed assets

Fixed assets are valued at restated purchase cost or contribution value at year end.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, considering a residual value of 5% for assets purchased until 1999.

During 2001, the remaining useful life of some assets (including lines and electrical equipment) was modified, extending the period for depreciation.

m)   Goodwill

The amount presented as Goodwill represents the difference between the purchase value of shares in Compania Nacional de Transmision Electrica S.A. and the proportional equity value of the investment on the purchase date. This difference is amortized over a 20-year period.

n)   Bonds payable

This item includes, in long-term, the obligation incurred in the issuance of bonds by the Company at nominal value plus readjustments at year end and, in short-term, accrued interest at year end. The difference between the book value and placement value is amortized until maturity and is presented in Other current assets and Other long-term assets .

o)   Severance indemnities

The provision for severance payments to Company staff upon reaching 15 years of service is presented at present value on an accrual basis, using an annual interest rate of 6.5% and considering an average tenure of 35 years. An average of 75% of the benefit, for staff with less than 15 years of service, has been accrued at present value.

p)   Income taxes and deferred taxes

The Company provides for income taxes in accordance with current legislation.

In conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants, deferred taxes have been recorded for all temporary differences between accounting balances for assets and liabilities and the corresponding tax balances, considering the tax rate at the estimated date of reversal. The effect of deferred income taxes as of January 1, 2000, which were not previously recorded by TRANSELEC, acquired by HQI Transelec Chile S.A. on October 23, 2000, are recorded in net income as from acquisition based on the period of reversal.

q)   Debt security issuance and placement expenses

The Company has deferred the expenses incurred in the issuance and placement of debt securities during 2001. These deferred charges are recorded under Other long-term and short-term assets, and are amortized using the straight-line method until maturity of the obligations.

r)   Staff vacation

In conformity with Technical Bulletin No. 47 issued by the Chilean Institute of Accountants, the annual cost of employee vacations is recorded as an expense in the financial statements on an accrual basis.

s)   Intangibles

This balance consists of rights-of-way which are amortized on the straight-line basis over 40 years in conformity with Technical Bulletin No. 55 issued by the Chilean Institute of Accountants.

t)   Statement of cash flows

Cash and cash equivalents correspond to cash and banks, time deposits, marketable securities and investments under resale agreements.

Cash flows from operating activities include all business-related cash flows and, in general, all cash flows not defined as from financial or investment activities. The concept of operations used in this statement is broader than that used in the Income Statement.

u)   Derivative contracts

The hedging contracts subscribed by the Company include foreign exchange forward contracts and swaps and have been recorded at fair value in conformity with Technical Bulletin No. 57 issued by the Chilean Institute of Accountants.

NOTE 3 - ACCOUNTING CHANGES
---------------------------

There have been no changes in accounting policies for the period January 1 to December 31, 2001, that could effect significantly the interpretation of these financial statements.

As discussed in Note 2 l), the Company changed the useful life of some fixed assets, resulting in a decrease in the charge to income during the year of approximately ThCh$ 5,240,000.

NOTE 4 - MARKETABLE SECURITIES
------------------------------

The balance of marketable securities at each year end corresponds to investments in mutual funds as follows:

Entity                                                 2001               2000
------                                                 ----               ----
                                                       ThCh$              ThCh$

BHIF                                                  580,884            542,002
Banchile                                              481,662            596,747
Citicorp                                               18,546            632,389
Santander                                             300,264            248,334
Santiago                                              655,254               --
Sudamericano                                          500,367               --
Credito e Inversiones                                 423,211               --
                                                    ---------          ---------
         Total                                      2,960,188          2,019,472
                                                    =========          =========

NOTE 5 - SHORT- AND LONG-TERM DEBTORS
-------------------------------------

Debtors are summarized as follows:

a)   Trade accounts receivable short-term

                                                         2001            2000
                                                         ----            ----
                                                         ThCh$           ThCh$

Tolls and transmission charges                         8,543,173       7,894,990

Services provided to other parties                       391,405         228,393

                                                       ---------       ---------
         Total                                         8,934,578       8,123,383
                                                       =========       =========

b)   Trade accounts receivable short and long-term

                                         Current                 Current
                                       Upto 90 days        Between 90 and 1 year     Total Current             Long-term
                                       ------------        ---------------------     -------------             ---------
                                     2001        2000         2001      2000       2001        2000         2001       2000
                                     ThCh$       ThCh$        ThCh$     ThCh$      ThCh$       ThCh$        ThCh$      ThCh$

Tolls and transmission charges     8,934,578   8,123,383        --        --     8,934,578   8,123,383        --
Sundry debtors                       276,722     337,071        --        --       276,722     337,071     441,858     654,022
                                                                                                           -------     -------
                                                                           Total long-term receivables     441,858     654,022
                                                                                                           =======     =======

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
---------------------------------------------------------

Significant balances and transactions with related companies are as follows:

a)   Notes and accounts receivable

The receivable balance as at December 31, 2001 originates in a loan granted on April 17, 2001 to Inversiones HQI Chile Holding Ltda. for ThUS$ 169,354. On July 31, 2001 Inversiones HQI Chile Holding Ltda. paid ThUS$ 62,000 of the total debt, of which, MUS$ 58,144 corresponded to capital and MUS$ 3,856 to interest. The amount due is payable in United States dollars and accrues a 7.875% interest on an annual basis of 360 days. The balance due will be paid from the dividends to be received by Inversiones HQI Chile Holding Ltda. from HQI Transelec Chile S.A., first for payment of accrued interest and then for capital amortization.

RUT                      Company                         Current      Short-term
---                      -------                         -------      ---------
                                                           2001         2001
                                                            M$           M$

77.498.840-8   Inversiones HQI Chile Holding Ltda.       2,389,387   72,819,412
                                                         ---------   ----------
    Total                                                2,389,387   72,819,412
                                                         =========   ==========

b)   Notes and accounts payable

On October 23, 2000, TRANSELEC, through the related company Inversiones HQI Chile Holding Limitada, acquired certain electricity transmission assets from ENDESA for an amount equivalent to ThUS$ 538.646, transaction that did not generate cash flow effects in TRANSELEC and was recorded in Notes and accounts payable to related companies at December 31, 2000. The debt was completely paid during 2001 by HQI Transelec Chile S.A.

In order to hedge its exposure to exchange rate risk, TRANSELEC entered into a forward contract (US$ - UF) with Hydro Quebec for ThUS$250,000. This contract was entered into on December 1, 2000 and matured at various dates between April 6 and May 9, 2001.

RUT                      Company                                Short-term
---                      -------                                ----------
                                                           2001          2001
                                                            M$            M$

0-E            Hydro Quebec                                270,159     2,174,210
77.498.840-8   Inversiones HQI Chile Holding Ltda.              --   319,737,293
                                                         ---------   -----------
    Total                                                  270,159   321,911,503
                                                         =========   ===========

c)   Transactions

                                                                                         2001                         2000
                                                                                 -------------------------   -----------------------
                                                                                                Effect                    Effect
                                                          Nature                               in income                 in income
     Company              RUT        Relationship      of transaction            Amount     (charge)credit   Amount   (charge)credit
     -------              ---        ------------      --------------            ------     --------------   ------   --------------
                                                                                 ThCh$           ThCh$       ThCh$        ThCh$
Inversiones HQI Chile
Holding Ltda.          77.498.840-8   Shareholder      Payment of loans        323,478,454   (22,787,154)        --
                                                       Loans obtained                --            --      319,737,293  (6,268,810)
                                                       Loans granted           104,445,612    15,536,489         --           --
                                                       Reimbursement of loans   41,464,980         --            --           --

Hydro Quebec           0-E            Ultimate parent  Forward contract          2,843,874     4,952,710     2,174,210  (2,174,210)

NOTE 7 - DEFERRED TAXES AND INCOME TAXES
----------------------------------------

a)   General information

At December 31, 2001 the Company has not provided for income tax due to tax losses amounting to ThCh$ 19,362,984. Nonetheless, as a result of the merger with TRANSELEC, on March 31, 2001 the Company paid income taxes amounting to ThCh$1,248,349, corresponding to the taxable income of the subsidiary for the period between January 1 and 31, 2001. There are no undistributed tax profits from prior years.

At December 31, 2000, the Company provided for an income tax expense of ThCh$ 943,845, based on taxable income of ThCh$ 6,173,799.

b)   Deferred taxes

In conformity with the principle described in Note 2 p), deferred taxes have been adjusted in 2001 to recognize the effect of the changes in the rate introduced by the tax reform published in September 2001. This adjustment represented a charge to net income during 2001 of approximately ThCh$ 259,000.



Concepts                                              2001                                               2000
--------                        -----------------------------------------------    -----------------------------------------------
                                  Deferred tax asset     Deferred tax liability      Deferred tax asset     Deferred tax liability
Temporary differences           Short-term   Long-term   Short-term   Long-term    Short-term   Long-term   Short-term   Long-term
----------------------          ----------   ---------   ----------   ---------    ----------   ---------   ----------   ---------
                                  ThCh$        ThCh$        ThCh$        ThCh$       ThCh$        ThCh$        ThCh$        ThCh$

Accrued employee vacations        62,279          --         --           --          63,308         --          --           --
Fixed assets                        --            --         --      3,243,054          --           --          --      2,636,050
Accelerated depreciation            --            --         --        897,715          --           --          --        863,050
Accrued emploee severance
  benefits                          --            --         --        119,819          --           --          --        124,653
Other events                      22,753          --         --           --         340,988         --          --           --
Tax loss benefit                    --       3,291,707       --           --            --           --          --           --
Increase in value of fixed
  assets (absorption)               --      20,199,007       --           --            --           --          --           --
Prepaid expenses                    --            --         --      1,527,158          --           --          --           --
Coward contracts                  94,877          --         --           --            --           --          --           --
Complementary accounts
- net of amortization               --            --         --     (1,799,001)         --           --          --     (1,675,O54)

                                 -------    ----------               ---------       -------                             ---------
Total                            179,909    23,490,714       --      3,988,745       404,296         --          --      1,949,176
                                 =======    ==========               =========       =======                             =========

c)   Income taxes


Item                                                       2001          2000
----                                                       ----          ----
                                                           ThCh$         ThCh$

Current tax expense                                       (14,331)     (944,314)
Deferred tax effect                                       451,377       565,541
Amortization on deferred tax complementary accounts       (86,881)     (320,774)
Other charges                                          (1,248,349)         --
                                                       ----------      --------
       Total income tax                                  (898,184)     (699,547)
                                                       ==========      ========



NOTE 8 - OTHER CURRENT ASSETS
-----------------------------

Other current assets is summarized as follows:


                                                         2001            2000
                                                         ----            ----
                                                         ThCh$           ThCh$

Resale agreements                                      4,420,039       2,373,698
Bond issuance expenses                                 1,052,476            --
Deferred bond discount                                   592,349            --
Other                                                     14,174         122,672
                                                       ---------       ---------
                                                       6,079,038       2,496,370
                                                       =========       =========

NOTE 9 - INFORMATION ABOUT PURCHASES UNDER RESALE AGREEMENTS OF SECURITIES
--------------------------------------------------------------------------

At December 31, 2001 the resale agreements are summarized as follows:

             Dates                                                       Subscription  Rate     Final    Identification    Market
Code  Purchase    Maturity     Company                         Currency     value       %       value     of security      value
----  --------    --------     -------                         --------     -----       -       -----     -----------      -----
                                                                            ThCh$               ThCh$                      ThCh$

CRV   12-17-2001  01-02-2002   Banco Corpbanca                   Pesos      600,000    0.55     601,760      PRD          601,540
CRV   12-17-2001  O1-02-2002   BBVA - Banco BHIF                 Pesos    1,050,555    0.55   1,053,080      PDBC       1,052,695
CRV   12-21-2001  O1-15-2002   Banco de Credito a Inversiones    Pesos    1,850,000    0.49   1,857,554      PDBC       1,853,022
CRV   12-26-2001  01-16-2002   Bank Boston                       Pesos      700,000    0.54     702,646      PRD          700,630
CRV   12-27-2001  Ol-17-2002   Banco de Credito a Inversiones    Pesos      212,000    0.54     212,801      PRBC         212,152

NOTE 10 - FIXED ASSETS
----------------------

Fixed assets are summarized as follows:

                                                               2001                                        2000
                                                -----------------------------------         -----------------------------------
                                                Gross      Accumulated         Net          Gross      Accumulated         Net
                                                value      depreciation       value         value      depreciation       value
                                                -----      ------------       -----         -----      ------------       -----
                                                ThCh$          ThCh$          ThCh$         ThCh$          ThCh$          ThCh$

Land, rights and others                        5,385,423           --        5,385,795     5,383,262           --        5,383,262
Buildings and infrastructure

Buildings                                      6,632,423       (897,648)     5,434,775     6,269,448       (664,201)     5,605,247
Access roads                                     346,890        (36,451)       310,439       346,890        (26,643)       320,247
Lines                                        243,566,829    (22,829,987)   220,736,842   243,152,418    (17,143,110)   226,009,308
Houses and apartments                            613,668       (205,483)       408,185       582,519       (131,353)       451,166
Non-hydraulic civil projects                  17,735,521     (2,179,891)    15,555,630    17,636,914     (1,550,852)    16,085,062
Work in progress                              12,590,023           --       12,590,023     2,363,818           --
                                             -----------    -----------    -----------   -----------    -----------    -----------
                                             281,185,354    (26,149,460)   255,035,894   270,351,007    (19,516,159)   250,834,848
                                             -----------    -----------    -----------   -----------    -----------    -----------
Machinery and equipment

Telecommunication equipment                    5,369,870     (3,289,228)     2,080,642     5,291,546     (3,183,550)     2,107,996
Machinery and office equipment, furniture      1,131,322       (720,077)       411,245     1,029,878       (784,379)       245,499
Service equipment                                 20,720        (12,553)         8,167        17,581        (10,388)         7,193
Tools and instruments                          1,329,714     (1,041,610)       288,104     1,332,084       (985,792)       346,293
Power generation unit                            477,727        (68,928)       408,799       459,255        (52,400)       406,855
Electrical equipment                         183,193,177    (22,187,857)   161,005,320   183,416,527    (16,162,595)   167,253,932
Protection and mechanical equipment           30,134,617     (3,716,692)    26,417,925    29,838,064     (2,595,235)    27,242,829
Transportation and loading equipment             671,676       (393,166)       278,510     1,269,320       (711,404)       557,916
                                             -----------    -----------    -----------   -----------    -----------    -----------
                                             222,328,823    (31,430,111)   190,898,712   222,654,255    (24,485,743)   198,168,512
                                             -----------    -----------    -----------   -----------    -----------    -----------
Subtotal                                     508,899,972    (57,579,571)   451,320,401   498,388,524    (44,001,902)   454,386,622
                                             -----------    -----------    -----------   -----------    -----------    -----------
Other fixed assets
Advances to contractors                          101,140           --          101,140        97,937           --           97,937
Construction materials                         1,723,154           --        1,723,164     1,845,015           --        1,845,015
                                             -----------    -----------    -----------   -----------    -----------    -----------
                                               1,824,294           --        1,824,294     1,942,952           --        1,942,952
                                             -----------    -----------    -----------   -----------    -----------    -----------
Increased value from technical reappraisal    22,641,489     (3,113,007)    19,528,482    22,829,884     (2,546,647)    20,283,237
                                             -----------    -----------    -----------   -----------    -----------    -----------
Total fixed assets                           533,365,755    (60,692,578)   472,673,177   523,161,360    (46,548,549)   476,612,811
                                             ===========    ===========    ===========   ===========    ===========    ===========

Depreciation for 2001 totalled ThCh$ 14,885,188 (ThCh$ 3,572,705 for period
2000). The amount of ThCh$ 14.854.029 was charged to Operating costs (ThCh$ 3,567,626 for period 2000) and ThCh$ 21,159 (ThCh$ 5,079 for period 2000) was recorded in Administrative and selling expenses.

Assets subject to technical reappraisal correspond to those contributed by ENDESA to Transelec S.A. and include: land, buildings, electrical equipment, telecommunication equipment, lines, houses, and apartments.

NOTE 11 - INVESTMENT IN OTHER COMPANIES
---------------------------------------

This balance corresponds to an 8.33% of Sociedad Centro de Despacho Economico de Carga del Sistema Electrico Interconectado Central Limitada (CDEC-SIC), whose exclusive objective is to administrate the operations of the power stations and transmission lines that are interconnected within the electricity system.

                                    Percentage of            Book value at
    RUT        Company              Participation          2001          2000
    ---        -------              -------------          ----          ----
                                         %                  M$            M$

77.286.570-8   CDEC-SIC Ltda.         8.333              37,142       37,142

NOTE 12 - GOODWILL AND NEGATIVE GOODWILL

a)   Goodwill is summarized as follows:

                                                 Year ended December 31,
                                                 -----------------------
                                                2001               2000
                                                ThCh$              ThCh$

Opening balance                           124,439,240           124,439,240
Transfer to Deferred taxes(1)             (20,861,770)                    -
Opening equity balance difference(2)        1,998,404                     -
                                          ------------          -----------
                                          105,575,874           124,439,240
Amortization of goodwill                  (6,646,494)           (1,209,826)
                                          ------------          -----------
                                           98,929,380           123,229,414
                                          ============          ===========

(1) Corresponds to the deferred tax credit generated by the allocation of goodwill, resulting from the absorption of TRANSELEC by the Company, to fixed assets (tax accounting). Consequently, goodwill was deducted in the equivalent amount of the deferred tax credit.

(2) As a result of the arbitration process -relative to the Share Purchase Agreement dated October 23, 2000 between Inversiones HQI Transelec Limitada (currently HQI Transelec Chile S.A.), Inversiones HQI Chile Holding Limitada and Hydro Quebec International Inc., the buyers, and Empresa Nacional de Electricidad (ENDESA) and Endesa Inversiones Generales S.A. (Enigesa), the sellers- whereby share buyers undertook to reimburse the sellers the difference between the net equity of ThCh$ 188,019,844, and the period-end net equity value on the agreement date, if such difference were positive, on June 29, 2001, an arbitration resolution was rendered by the arbitration auditors. A net equity at year-end of ThCh$ 190,688,338 was determined, which was greater than the initial net equity reference by ThCh$ 2,668,494. Since a portion of this amount was recognized as goodwill at December 31, 2000, goodwill only increased by ThCh$ 1,968,870 (historical) during 2001.

b)   Goodwill and the corresponding amortization is originated as follows:

                                                           2001                            2000
                                              ----------------------------   ----------------------------------
                                               Amortization     Balance of     Amortization       Balance of
RUT              Company                    during the period    goodwill     during the period    goodwill
---              -------                    -----------------   ----------    -----------------   ----------
                                                   ThCh$           ThCh$         ThCh$                ThCh$
96.659.380-6    Compania Nacional de          5,436,668          98,929,380    1,209,826             123,229,414
                Transmision Electrica S.A.    -----------        -----------   -----------           ------------
                                              5,436,668          98,929,380    1,209,826             123,229,414
                                              ===========        ===========   ===========           =============


NOTE 13 - INTANGIBLES
---------------------

Intangibles is summarized as follows:

                                               2001                2000
                                               ----                ----
                                               ThCh$               ThCh$

Rights-of-way                              23,153,860          23,153,819
Accumulated amortization                   (1,575,497)           (973,951)
                                           ----------          -----------
Net value                                  21,578,363          22,179,868
                                           ==========          ==========

The amortization charge to income amounted to ThCh$ 667,730 in 2001 (ThCh$ 302,047 for period 2000).

NOTE 14 - OTHER ASSETS
----------------------

The balance at each period end is summarized as follows:

                                                 2001             2000
                                                 ----             ----
                                                 ThCh$            ThCh$

Deferred expenses on bond placements - UF    2,026,376                -
Deferred expenses on bond placements - US$   5,904,430                -
Discount on bond placements - UF             2,651,147                -
Discount on bond placements - US$            1,317,100                -
Payments in advance                            290,448                -
Rental deposits for employee housing            23,397            1,105
                                             ---------            -----
                                            12,212,898            1,105
                                            ==========            =====



NOTE 15 - LONG- AND SHORT-TERM OBLIGATIONS (PROMISSORY NOTES AND BONDS)
-----------------------------------------------------------------------

a) During 2001, the Company made the following public offering of bonds in the local market:

On April 2, 2001 the Company registered the first bond issuance for a maximum of UF 10,000,000 with the Superintendent of Securities and Insurance Companies under number 249. Of this amount, UF 9,200,000 were finally placed on April 11, 2001.

As of December 31, 2001 the risk ratings obtained are the following:

     Classifier                                                Rating
     ----------                                                ------

     Fitch Chile Clasificadora de Riesgo Ltda.                  AA
     Feller-Rate Clasificadora de Riesgo Limitada               AA+

The terms of issuance of these bonds are as follows:


Issuer              HQI Transelec Chile S.A.
Securities
issued           :  Bearer bonds in local currency, denominated in
                    Unidades de Fomento.

Maximum issued   :  10,000,000 Unidades de Fomento divided into Series A
                    Series A-1 : Up to UF 3,000,000 (3,000 bonds at UF 1,000
                    each).
                    Series A-2 :Up to UF 4,000,000 (400 bonds at UF 10,000
                    each).
                    Series B
                    Series B-1: Up to UF 1,000,000 (1,000 bonds at UF 1.000
                    each).
                    Series B-2: Up to UF 3,000,000 (300 bonds at UF 10,000
                    each).

Indexation       :  Change in Unidades de Fomento



                                       18

Amortization
 period          :  Series A 6 years  and  Series  B 21  years  (6 years of grace and 1 and 15 years for capital amortization,
                    respectively).
Capital
 amortization    :  Series A, in one installment, upon maturity, and Series B, payable half-yearly, in increasing amounts, and effective
                    September 1, 2007.

Early redemption :  Series A: without early redemption and Series B,:
                    effective September 1, 2009, on any of its denominated dates of payment of interest or interest and capital amortization.

Interest rate    :  Series A and B bonds accrue an 6.20% annual interest rate on the outstanding capital, expressed in Unidades de Fomento.
                    Interest is calculated over a period of 360 days, upon
                    maturity and payable half-yearly in two semesters of 180
                    days each.

Interest payments:  Half-yearly payments, upon maturity on March 1 and
                    September 1 yearly, starting September 1, 2001. Interest accrued at year-end amounts to ThCh$ 3,045,593 and is presented in Current liabilities.

Guarantees:      :  This issuance has no special guarantees, except for the general guarantee on all of the issuer's assets.

Period of
 placement       :  36 months, as from the date of register with the
                    Superintendent of Securities and Insurance Companies.

b) The Company issued and placed notes in the international market on April 17, 2001 as follows:

As of December 31, 2001 the risk ratings obtained are the following:

                                                           Rating
                                                           ------

Standard and Poor's Rating Group                            A-
Fitch Ibca, Duff & Phelps                                   A-
Moody's Investors Service Inc.                              Baa1



Issuer                            HQI Transelec Chile S.A.
Securities issued         :       US$ (Yankee Bonds) traded in the U.S. market.

Issue value               :       ThUS$ 465,000 of a single series

Indexation                :       Change in United States dollar

Capital amortization              At maturity on April 15, 2011.

Nominal interest rate     :       7.875% annual.

Interest payments         :       On April 15 and October 15 each year,
                                  effective October 15, 2001. Interest accrued at year-end amounts to ThCh$ 5,272,850 and is presented in Current liabilities.

c)   Bonds

                                                                                        Periodicity
Register number or                                                         ---------------------------------              Issued in
identification of              Nominal amount          Interest  Final                          Amortization   Par value   Chile or
bonds              Series         placed      Currency  rate     Maturity  Payment of interest    payments    12-31-2001    abroad
----               -----          ------       ------   ----     -------   -------------------    --------    ----------    ------
                                                                                                                 ThCh$
249                A1           2,000,000       UF      6.20%   03-01-2007   Semester            At maturity  32,525,320  Chile
249                A2           4,000,000       UF      6.20%   03-01-2007   Semester            At maturity  65,050,640  Chile
249                B1             200,000       UF      6.20%   03-01-2022   Semester            At maturity   3,252,532  Chile
249                B2           3,000,000       UF      6.20%   03-01-2022   Semester            At maturity  48,787,980  Chile
First offering     Sole       465,000,000       US$     7.875%  04-15-2001   Semester            At maturity 304,477,350  Abroad
Swap contracts   3 contracts    7,315,503       UF      9.16%      2006      Semester            At maturity  12,266,406  Chile
                                                                                                             -----------
  Total long-term                                                                                            466,360,228
                                                                                                             ===========

NOTE 16 - PROVISIONS AND WRITE-OFFS
-----------------------------------

Provisions at each year end are as follows:

                                                   2001              2000
                                                   ----              ----
                                                   ThCh$             ThCh$

a) Short-term provisions

Employee severance indemnity benefits                   -            40,225
Accrued payroll                                   625,118           502,697
Employee vacation benefits                        389,241           422,050
Cost of accidents (lines and substations)         107,303            22,306
Accural for TRANSELEC purchase price adjustment         -           722,990
                                                 --------           -------
    Total                                       1,121,662         1,710,268
                                                =========         =========
b) Long-term provisions

Employee severance indemnity benefits           1,299,299         1,230,145
                                                =========         =========
NOTE 17 - SEVERANCE INDEMNITIES
-------------------------------

The change in severance indemnities during each period is as follows:


                                                  2001              2000
                                                  ----              ----
                                                  ThCh$             ThCh$

Opening balance                               1,232,173         1,188,101
Price-level restatement                          38,197            51,607
Provision for the period                         28,929            30,662
                                              ---------         ---------
    Total                                     1,299,299         1,270,370
                                              =========         =========
Short-term                                            -            40,225
Long-term                                     1,299,299         1,230,145
                                              ---------         ---------
   Total                                      1,299,299         1,270,370
                                              =========         =========

NOTE 18 - MINORITY INTEREST
---------------------------

The minority interest at December 31, 2000 was composed as follows:

 Subsidiary                            Percent             ThCh$
 ---------                             -------             -----
                                         %

TRANSELEC                               0.01               20.056

NOTA 19 - EQUITY
----------------

During 2001 and the period September 15 and December 31, 2001, the changes in shareholders' equity are summarized as follows:

a)   Changes in equity

                                                     2001                                             2000
                                    -------------------------------------------      -------------------------------------
                                    Paid-in     Retained        Net income           Paid-in          Other        Net income
                                    capital     earnings  (loss) for the period      capital         reserves    for the period
                                    -------     --------  ---------------------      -------         --------    --------------
                                      ThCh$        ThCh$            ThCh$             ThCh$           ThCh$            ThCh$

Opening balance                 310,140,471            -        3,178,720                100            (100)                 -
Prior-year income
 distribution                             -    3,178,720       (3,178,720)                 -               -                  -
Capital increase                          -            -                -        340,073,800    (340,073,800)                 -
Capital decrease for change
 in legal structure                       -            -                -        (32,993,485)     32,993,485                  -
Paid-in capital                           -            -                -                   -    307,049,463                  -
Paid-in capital                           -            -                -                   -         30,952                  -
Price-level restatements          9,614,355       98,540                -          3,060,056               -                  -
Net income (loss)
  for the period                          -            -       (5,342,065)                  -              -          3,178,720

                                 -----------    ---------      -----------        ----------     -----------          ---------
Final balance                    319,754,826    3,277,260      (5,342,065)        310,140,471              -          3,178,720
                                 ===========    =========      ===========        ===========    ===========          =========
Restated balance                                                                  319,754,826                         3,277,260
                                                                                  ===========                         =========

b)   Number of shares


                    Number of             Number of paid-in          Voting
Series                shares                   shares                shares
-----               --------              -----------------         ---------
Single series       1,000,000               1,000,000               1,000,000

c)       Capital

                          Subscribed                     Paid-in
Series                      capital                      capital
------                    ----------                     --------

Single series             319,754,826                  319,754,826


NOTE 20 - OTHER NON-OPERATING INCOME AND EXPENSES
-------------------------------------------------

These are summarized as follows:

                                                   2001             2000
                                                   ----             ----
                                                   ThCh$            ThCh$
Other non-operating income:
--------------------------

Prior-year income                                208,149                 -
Miscellaneous income                               2,523            25,926
Income on disposal of materials                   61,547                 -
                                                --------            ------
    Total                                        227,219            25,926
                                                ========            ======

Other non-operating expenses:
----------------------------

Prior-year expenses                              151,002           131,515
Miscellaneous losses                             528,387                 -
Retired employee benefits                            121                 -
Directors' remuneration                           18,785                 -
Fiscal and judicial fines                          7,295                 -
Research expenses                                 56,517                 -
Loss on Disposal of fixed assets                 109,301                 -
                                                 -------           -------
        Total                                    871,408           131,515
                                                 =======           =======

NOTE 21 - PRICE-LEVEL RESTATEMENT
---------------------------------

The net effects of price-level restatements, as described in Note 2 e), resulted in a net charge to income amounting to ThCh$ 2,815,730 (net credit of ThCh$ 1,579,643 in period 2000) and is summarized below. In conformity with Circular 1560 issued by the Superintendent of Securities and Insurance on September 20, 2001, Exchange differences must be presented discounting the effect of inflation. The said effect is presented in Price-level restatement and implied a net charge of ThCh$ 5,916,520 (net credit in Exchange differences) during 2001 (ThCh$ 1,623,955 during period 2000).

                                 Index           2001                2000
                                 -----           ----                ----
                                                 ThCh$               ThCh$
Assets (charges)/credits

  Fixed assets                    CPI          14,920,613         5,103,404
  Other non-monetary assets       CPI           6,927,291         1,927,272
  Expense accounts                CPI             402,884            38,989
                                               ----------         ---------
     Total (charges)/credits                   22,250,788         7,069,665
                                               ----------         ---------
Liabilities (charges)/credits

  Shareholders' equity           CPI           (9,712,895)       (3,154,918)
  Non-monetary liabilities     CPI/UF         (13,932,198)       (1,880,879)
  Income accounts                CPI           (1,421,425)         (454,225)
                                              ------------       -----------
    Total (charges)/credits                   (25,066,518)       (5,490,022)
                                              ------------       -----------
Price-level restatement net
   (loss) income                               (2,815,730)         1,579,643
                                              ============       ===========

                                       24
NOTE 22 - EXCHANGE DIFFERENCES
------------------------------

The effects of exchange differences during 2001 amounted to a net charge to income of ThCh$ 30,078,816 (ThCh$ 2,530,690 in period 2000), and is summarized as follows:

                                                               Amount
        Item                        Currency              2001          2000
        ----                        --------              ----          ----
                                                          ThCh$         ThCh$

Assets (charges)/credits             Dollars         (126,340)         252,047

  Time deposits
  Notes and accounts receivable
   from related companies            Dollars        8,686,767                -
  Forward contracts                  Dollars        1,786,570                -
                                                   ----------          -------
     Total (charges)/credits                       10,346,997          252,047
                                                   ----------          -------
Liabilites (charges)/credits

  Notes and accounts payable
   to related companies              Dollars      (12,431,679)      (2,782,737)
  Bonds payable                      Dolalrs      (18,491,640)                -
  Swap contracts                     Dollars       (9,502,494)                -
                                                  ------------      -----------
        Total (charges)/credits                   (40,425,813)      (2,782,737)

Net loss from exchange differences                (30,078,816)      (2,530,690)
                                                  ============      ===========

NOTE 23 - DEBT SECURITY ISSUANCE EXPENSES
-----------------------------------------

Expenses incurred in debt securities issued in the local and foreign markets include: stamp tax, placement fees, legal services, financial services, risk classification reports, and printing costs.


                                       Local          Abroad          Total
                                       -----          ------          -----
                                       ThCh$          ThCh$           ThCh$
      Composition

Bond issuance expenses             2,630,432         7,229,914      9,860,346
Amortization                        (274,571)         (602,493)      (877,064
                                   ----------        ---------      ---------
                                   2,355,861         6,627,421      8,983,282
                                   =========         =========      =========

     Balance sheet presentation
     --------------------------

Other current assets                 329,485           722,991      1,052,476
Other long-term assets             2,026,376         5,904,430      7,930,806
                                   ---------         ---------      ---------
                                   2,355,861         6,627,421      8,983,282
                                   =========         =========      =========

NOTE 24 - DERIVATIVE CONTRACTS
------------------------------

The Company maintains forward contracts and swaps to hedge the risk of exchange rate fluctuations of short-term trade accounts receivable and long -term bond payables, as follows:


                                                                                       Contract Description
                                                            --------------------------------------------------------------------
                                                                                                      Item or transaction hedged
Type of          Type of        Nominal                                              Position        ---------------------------
Derivative       contract        value        Maturity           Specific item      purchase/sale     Name           Amount
----------       --------        -----        --------           ------------       -------------     ----           ------
                                  US$                                                                                 ThCh$

 S               HCEI          100,000,000   2nd Quarter 2006   Exchange rate (US$)    P           US$ Bonds          67,900,000
 S               HCEI           50,000,000   2nd Quarter 2006   Exchange rate (US$)    P           US$ Bonds          35,830,500
 S               HCEI           20,000,000   4th Quarter 2006   Exchange rate (US$)    P           US$ Bonds          14,110,000
FR               HCEI           30,000,000   2nd Quarter 2002   Exchange rate (US$)    P           US$ Bonds          20,535,000
FR               HCEI            4,000,000   1st Quarter 2002   Exchange rate (US$)    P           Trade receivables   2,650,720
FR               HCEI            2,000,000   1st Quarter 2002   Exchange rate (US$)    P           Trade receivables   1,316,000


                                                                         Accounts effected
                                                   -------------------------------------------------------------------
                                                        Asset/Liability                          Effect in income
                       Value of hedged              ----------------------------             --------------------------
                            item                    Name           Amount                    Realized       Unrealized
                            ----                    ----           -----                     --------       ----------


                        65,479,000                Bonds payable    6,125,743                 (73,752)       (6,051,991)
                        32,739,500                Bonds payable    4,568,697                                (4,568,697)
                        13,095,800                Bonds payable    1,571,966                                (1,571,966)
                        19,980,000                Sundry creditors   592,980                                  (555,000)
                         2,619,160                Sundry creditors    31,560                                   (31,560)
                         1,316,000                Sundry creditors     6,420                                    (6,240)

NOTE 25 - CONTINGENCIES AND RESTRICTIONS
----------------------------------------

a) As a result of the obligations incurred in the bond offerings, the Company is required to meet specific ratios and obligations, including:

     - Maintain at all times assets free from any encumbrance, assets with a book value equal to or greater than one point two times the book value of the issuer's total obligations and debts which are not pledged as actual guarantees on goods and assets owned. These obligations include debts arising from the aforementioned bond offering.

     - Prohibition to sell, assign, transfer, contribute or dispose of the issuer's primary assets in any way.

     - Maintain an individual and consolidated leverage ratio whereby the proportion of Total liabilities/Total capitalization is not greater than zero point seven times.

     - Maintain at all times an individual and consolidated minimum equity equal to fifteen million Unidades de Fomento.

b)   Direct obligations

There are no direct obligations.

c)   Indirect obligations

There are no guarantors or guarantees issued arising from indirect obligations.

d)   Pending lawsuits

There are pending lawsuits filed against the Company, in response to which it has instituted the corresponding defense, representing a total of ThCh$ 173,268.

Management believes that no significant contingencies will result from the pending lawsuits.

e)   Direct guarantees

                                                                Book value           Balance       Guarantees to be
Creditor of                                                   of compromised         pending at      released within
 guarantee           Debtor        Type of guarantee             assets              12-31-2001         3 years
 ---------           ------        -----------------             ------              ----------         -------
                                                                 ThCH$               ThCH$              ThCH$

Banco Santiago       Conama        Performance guarantee        919,588              919,588         919,588

NOTA 26 - GUARANTEES OBTAINED FROM THIRD PARTIES
------------------------------------------------

At December 31, 2001 the Company has received financial guarantees from contractors and third parties for the completion of constructions, maintenance work and repayment of housing loans, amounting to ThCh$ 1,366,870 (ThCh$ 459,056 at December 31, 2000).

NOTE 27 - LOCAL AND FOREIGN CURRENCY
------------------------------------

Assets and liabilities held in foreign currency have been translated to Chilean pesos at their respective exchange rates at each period end and are summarized as follows (see conversion rates in Note 2 g):

a)   Assets


                                                                 2001                 2000
                                                                 ----                 ----
                                                                 ThCH$                ThCH$

Current assets
--------------
Cash and banks                                  Pesos              108,884           27,000
Cash and banks                                  Dollars             10,878           63,562
Time deposits                                   Dollars         81,862,818       19,045,122
Marketable securities                           Pesos            2,960,188        2,019,472
Trade accounts receivable                       Pesos            8,934,578        8,123,383
Sundry debtors                                  Pesos              276,722          337,071
Inventories                                     Pesos               78,782           35,245
Recoverable taxes                               Pesos            1,479,870          105,197
Prepaid expenses                                Pesos              655,072          452,628
Other current assets                            Pesos            1,658,999          122,672
Other current assets - resale agreements        Pesos            4,420,039        2,373,698
Accounts receivable from related companies      Dollars          2,389,387                -
Deferred taxes                                  Pesos              179,909          404,296

Fixed assets
------------
Fixed assets                                    Pesos          472,673,177      476,612,811

Other assets
------------
Investments in other related companies          Pesos               37,142           37,142
Goodwill                                        Pesos           98,929,380      123,229,414
Long-term debtors                               UF                 441,858          654,022
Accounts receivable from related companies      Dollars         72,819,412                -
Intangibles                                     Pesos           23,153,860       23,153,819
Amortization of intangibles                     Pesos           (1,575,497)        (973,951)
Long-term deferred taxes                        Pesos           19,501,969                -
Other assets                                    Pesos           12,212,898            1,105
                                                              ------------      -----------
    Total assets                                Pesos          645,685,972      636,061,002
    ------------                                              ============      ===========
                                                Dollars        157,082,495       19,108,684
                                                              ============      ===========
                                                UF                 441,858          654,022
                                                              ============      ===========


b)   Current liabilities


                                                           Up to 90 days                               90 days to 1 year
                                             --------------------------------------------------       -------------------
                                                    2001                            2000                     2001
                                                    ----                            ----                     ----
                                                           Average                      Average                         Average
                                                            annual                       annual                         annual
Item                           Currency       Amount         rate           Amount        rate        Amount             rate
----                           --------       ------         ----           ------        ----        ------             ----
                                              ThCh$                         ThCh$                     ThCh$

Interest payable - bonds        UF          3,045,593            -               -                          -
Interest payable - bonds        Dollars             -                            -                  5,272,850            7.875%
Accounts payable                Pesos       3,930,087                    2,862,157                          -
Sundry creditors                Dollars             -                       27,259                          -
Sundry creditors                Pesos       2,275,787                    1,556,727                          -
Withholdings                    Pesos       1,304,247                    1,399,822                          -
Other current liabilities       Pesos          12,803                       20,597                          -
Notes and accounts payable
   related companies            Dollars       270,159                  319,737,293           -              -
Forward contracts               Dollars       592,800                            -                          -
Provisions                      Pesos       1,121,662                    1,710,268                          -
Notes and accounts payable
   related companies            Pesos               -                    2,174,210
                                           ----------                  -----------                  ----------

                                UF          3,045,593                            -                           -
                                           ==========                  ===========                   =========
                                Dolares       862,959                  319,764,552                   5,272,850
                                           ==========                  ===========                   =========
                                Pesos       8,644,586                    9,723,781                            -
                                           ==========                  ===========                   ==========

c)   Long-term liabilities 12/31/2001


                                 1 to 3 years                3 to 5 years               5 to 10 years          More than 10 years
                            ----------------------       --------------------        -------------------     -----------------------
                                               Average                   Average                     Average                Average
                                               annual                    annual                      annual                 annual
Rubro                    Currency     Amount    rate      Amount         rate          Amount        rate       Amount      rate
-----                    -------      -----     ----      ------         ----          -------       ----       ------      ----
                                      ThCh$               ThCh$                         ThCh$                   ThCh$

Bonds payable            Dollars            -                   -                  304,477,350       7.875              -
Bonds payable            UF                 -                   -                  102,780,011       6.2       46,836,461     6.2%
sundry creditors         Dollars            -                   -                            -                          -
Provisions               Pesos      1,299,299                   -                            -                          -
Other liabilities -
   long term             Pesos         34,789                   -                            -                          -
Swap contracts           Dollars            -          12,266,406             -              -                          -

   Total long-term                  ---------          ----------                 ------------                 ----------
      liabilities                   1,334,088          12,266,406                  407,257,361                 46,836,461
                                    =========          ==========                  ===========                 ==========
                         Dollars            -          12,266,406                  304,477,350                          -
                         UF                 -                   -                  102,780,011                 46,836,461
                         Pesos      1,334,088                   -                            -                          -



d)   Long-term liabilities 12/31/2000



                                     1 to 3 years             3 to 5 years               5 to 10 years         More than 10 years
                                   -----------------      --------------------       -------------------     ---------------------
                                               Average                   Average                     Average                Average
                                               annual                    annual                      annual                 annual
Item                     Currency     Amount    rate      Amount         rate          Amount        rate       Amount      rate
                         -------      -----     ----      ------         ----          -------       ----       ------      ----
                                      ThCh$               ThCh$                         ThCh$                   ThCh$

Customs duties           Dollars       68,045                   -                            -           -              -
Long-term provisions     Pesos      1,230,145                   -                            -           -              -
Deferred taxes           Pesos      1,949,176                   -                            -                          -
Other Liabilities -
   long term             Pesos         35,867                   -                            -                          -

   Total long-term                  ---------          ----------                 ------------                 ----------
      liabilities                   3,283,233                   -                            -                          -
                                    =========          ==========                  ===========                 ==========
                         Dollars       68,045                   -                            -                          -
                         Pesos      3,215,188                   -                            -                          -




NOTA 28 - SANCTIONS
-------------------

During 2001 and 2000, the Company, its Directors and Management have not been sanctioned by the Superintendent of Securities and Insurance Companies.

NOTE 29 - SUBSEQUENT EVENTS
---------------------------

There have been no subsequent events between December 31, 2001 and the date the financial statements were issued, which could significantly affect their interpretation.

NOTE 30 - ENVIRONMENTAL EXPENSES
--------------------------------

At December 31, 2001, the Company has made no disbursements related with this concept.




 Juan Carlos Rodriguez                                Guillermo Espinosa
      Accountant                                        General Manager

                                    EXHIBIT B

                            HQI TRANSELEC CHILE S.A.

                                 RELEVANT EVENTS


During the period January 2001 to December 2001 and in conformity with General Standard No. 30, the Company informed the Superintendency of Securities and Insurance Companies of the following relevant events:

a) On January 31, 2001 HQI Transelec Chile S.A. purchased 98,606 shares in Compania Nacional de Transmision Electrica S.A. from Inversiones HQI Chile Holding Limitada. As a result, HQI Transelec Chile S.A. owns 100% of the shares in Compania de Transmision Electrica S.A., resulting in its dissolution in conformity with provisions set forth under Article 103 of Law 18,046. The purchase agreement was subscribed by public deed dated January 18, 2001 before the Public Notary Mr. Juan Ricardo San Martin Urrejola, in Santiago.

b) On April 9, 2001 the Company placed bonds of HQI Transelec Chile S.A. in the foreign market with the following characteristics:

     Currency                   :    United States dollar
     Amount                     :    US$ 465,000,000
     Securities issued          :    Singles-series bonds to the order
     Amount of series           :    US$ 465,000,000
     Nominal value of bond      :    US$ 1,000
     Interest rate              :    7.875%
     Issue date                 :    April 17, 2001

c) On April 16, 2001 the Company reported that on April 11, 2001, HQI Transelec Chile S.A. placed readjustable bearer bonds, registered with the Superintendency of Securities and Insurance Companies under No. 249. As of said date, total bonds for UF 9,200,000 were placed, of which 6,000,000 correspond to Series A and 3,200,000 to Series B.

d) On April 18, 2001 the First Ordinary Shareholders' Meeting approved the balance sheets for the period ended December 31, 2000. In addition, it approved the proposition from the Company's Board of Directors to pay a final dividend for 2000 of Ch$ 8.21425 per share, which had already been paid to the shareholders by means of an interim dividend payment.

e) On April 23, 2001 the Company reported that the First General Ordinary Shareholders' Meeting held on April 18, 2001 appointed Messrs. Yves Filion, Jacques Regis, Daniel Leclair, Gilles Marchand, and Pedro Lizana Greve as members of the Board of directors. In addition, Messrs Gonzalo Delaveau Swett, Roberto Guerrero del Rio, Roberto Guerrero Valenzuela, Jorge Delpiano Kraemer, and Arturo Marin Vicuna were elected alternate directors.

f) On August 31, 2001 the Company reported that, as stipulated in the Registration Rights Agreement, HQI Transelec Chile S.A. registered with the Securities and Exchange Commission the US dollar issue and modified the existing bonds in order to make them fully registered according to the Securities Act. The terms and conditions remained unchanged except for the elimination of the transfer restrictions of the Rule 144A.

                                    EXHIBIT C

                            HQI TRANSELEC CHILE S.A.
                          FINANCIAL STATEMENTS ANALYSIS
                              AT DECEMBER 31, 2001

A)   SUMMARY

The financial statements at December 31, 2001, are presented in comparison with the consolidated financial statements at December 31, 2000, notwithstanding that the later correspond to a period of two months and eight days, that is since the purchase of the shares of TRANSELEC on October 23 2000. For such a reason this comparison it is not significant.

For the year 2001, HQI TRANSELEC CHILE S.A. obtained a net loss of ThCh$ 5,342,065 in spite of its positive operating results of ThCh$ 63,250,338. The loss was generated from the negative non-operating results amounting to ThCh$ 67,694,219 and a net charge to income arising from income taxes of ThCh$ 898,184. In the preceding period, the result was a net profit of ThCh$ 3,277,260 resulting from positive operating results of ThCh$ 11,537,252, negative non-operating results amounting to ThCh$ 7,560,039 and a net charge to income arising from income taxes of ThCh$ 699,547

Operating income during the year amounted to ThCh$ 89,958,980 compared to ThCh$ 17,508,602 in the previous period. This income is provided by current contracts subscribed in order to commercialize the installation's capacity for transmission and the sales of services.

Operating expenses amounted to ThCh$ 24,114,695, which is broken down into fixed assets depreciation (62.2%), payroll (14.1%), and work, supplies, and services hired (18.9%).

Administrative and selling expenses amount to ThCh$ 2,593,947, which is broken down into payroll (52.8%), and expenses incurred in work, supplies and services hired (29.5%).

Non-operating results for the period present a loss of ThCh$ 67,694,219 arising from financial expenses totaling ThCh$ 35,731,518 (52.8%), monetary correction loss for ThCh$ 2,815,730 (4.1%) and exchange rate loss for ThCh$ 30,078,816 (44.4%) as a result of an increase in the US dollar exchange rate of 14.1% during the period (Ch$ 81.14) , compared to a variation in the Consumer Price Index of only 3.1%. Other significant items with an effect on non-operating results were interest income amounting to ThCh$ 6,967,702 (10.3%) and goodwill amortization amounting to ThCh$ 5,436,668 (8.0%).

B)   RESULTS

Concepts                            From September 15 to      From January 1 to
--------                             December 31, 2000        December 31, 2001
                                             ThCh$                   ThCh$

Operating income                          17.508.602             89.958.980
Toll sales                                16.598.419             85.282.472
Work and services                            910.183              4.676.508

Operating expenses                       (5.731.123)           (24.114.695)
Fixed costs                              (1.856.371)            (8.582.936)
Depreciation                             (3.572.705)           (14.864.029)
Amortization of intangibles                (302.047)              (667.730)

Administrative and selling expenses        (240.227)            (2.593.947)

Operating results                         11.537.252             63.250.338

Non-operating results                    (7.560.039)           (67.694.219)
Income tax (deferred tax credit)           (699.547)              (898.184)

Profit (Loss) for the period               3.277.260            (5.342.065)

EBITDA                                    14.460.957             45.908.710

Profitability Indices
---------------------

Return on equity                                1,01                  -1,68
Return on of assets                             0,50                  -0,67
Return on income earning assets                 2,31                  12,80
Loss per share (Ch$)                           3.277                (5.342)

C)   BALANCE SHEET ANALYSIS

                                                   At December 31                    Variation
                                                   --------------                      ---------
                                              2000                2001                 2001/2000
                                              ----                ----                 ---------
Concepts                                      ThCh$               ThCh$                    %
--------

Current assets                                  33.109.346         105.016.126            317,18
Fixed assets                                   476.612.811         472.673.177             (0,83)
Other assets                                   146.101.551         225.521.022            154,36
Total assets                                   655.823.708         803.210.325            122,47

Current liabilities                            329.488.333          17.825.988            (94,59)
Long-term liabilities                            3.303.289         467.694.316         14.158,44
Shareholders' equity                           323.032.086         317.690.021             (1,65)
Total Liabilities and
      Shareholders' equity                     655.823.708         803.210.325             22,47

Value of main operating fixed assets                 ThCh$               ThCh$              %
------------------------------------

Land                                             5.383.262           5.385.795              0,05
Buildings and infrastructure                   270.351.007         281.185.354              4,01
Machinery and equipment                        222.654.255         222.328.823             (0,15)
Other fixed assets                               1.942.952           1.824.294             (6,11)
Increased value from
    technical reappraisal (net)                 20.283.237          19.528.482             (3,72)
Depreciation                                   (44.001.902)         (57.579571)            30,86
Total                                          476.612.811         472.673.177              0,83

Liquidity and leverage Ratios
-----------------------------

Current ratio                                         0,10                5,89
Acid test                                             0,07                5,01
Liabilities/Shareholders' equity                      1,03                1,53
% Short-short debt                                   99,01                3,67
% Long-term debt                                      0,99               96,33

Financial expenses coverage ratio (*)                 2,53                1,28

(*) Calculated as EBITDA / Financial expenses


At December 31, 2001 fixed assets are mainly represented by land, buildings, infrastructure, and machinery and equipment.

The Company's assets are valued in conformity with accounting principles generally accepted in Chile.


Significant fluctuations in the market in which the Company operates
--------------------------------------------------------------------

In the Interconnected Central System (SIC), 100% of the 500KV transmission lines and 74.4% and 99.8% of the 220 and 154 kV, respectively, are exploited by HQI Transelec Chile S.A.

It is worth noticing that in the nine months of 2001 there were no significant fluctuations in the market in which the Company operates.

Exchange rate risk
------------------

At December 31, 2001 a portion of the Company's debt was denominated in United States dollars from the placement of bonds abroad amounting to US$ 473,052,734 (including accrued interest). The loan issued to the Parent Company, Inversiones HQI Chile Holding Limitada, for US$ 114,859,418 (including accrued interest), and short-term investments in the financial market for US$ 125,021,484, Swap contracts for US$ 172,609,688 (including accrued interest) and a Forward contract for US$ 30,000,000 reduce the net exposure to US$ 30,562,144. At December 31, 2000 the net exposure of US$ 288,645,975, was originated from a loan for US$538,645,975 issued by the Parent Company and a forward position of US$ 250,000,000. During the period, the effect of the devaluation of the Chilean peso compared to the US dollar amounted to ThCh$ 30,078,816.

The balance sheet exposure to the exchange rate fluctuation is mitigated by the fact that transmission toll income is associated with the US dollar. Toll contracts are denominated in US dollars, however monthly billing is expressed at their equivalent in Chilean pesos, at the average monthly Observed US dollar exchange rate for about 85% of contracts, and at the current US dollar exchange rate on the last day of the month for the rest of the contracts. The evolution of the exchange rate during the year was as follows:


            Exchange rate               Average of the month              Last day of the month
            -------------
                                 ----------------------------------  ----------------------------------
                                                   Average for the                    Average for the
                                   Monthly value       Quarter        Monthly value       Quarter
------------------------------------------------- ------------------ --------------- ------------------
    January                           571.12                             561.61
    February                          563.13            574.01           572.86            576.48
    March                             587.79                             594.97
-------------------------------------------------------------------------------------------------------
    April                             598.63                             598.61
    May                               604.48            606.39           610.85            612.82
    June                              616.07                             629.00
-------------------------------------------------------------------------------------------------------
    July                              656.46                             668.79
    August                            673.70            670.47           661.97            675.26
    September                         681.24                             695.02
-------------------------------------------------------------------------------------------------------
    October                           708,10                             712,36
    November                          689,40            688,88           689,95            685,70
    December                          669,14                             654,79
-------------------------------------------------------------------------------------------------------



Toll contracts include semester indexation formulas to reflect fluctuations in the net replacement value of assets and in the operating and maintenance costs. These reflect variations in the international prices of equipment and the local costs of materials and labour. During the period between January 1, 2001 and June 30, 2001 the average toll index was 0.97288, which was effective as of July 1, 2001. The next indexation will be applied on January 1, 2002.

Financial results for the year include the loss from the devaluation in the Chilean peso applied on the debt (liabilities in foreign currency), however it is not possible to record the future increase in toll income resulting from the same devaluation.

Cash flows during the period
----------------------------

In the year 2001, due mainly to operating activities, net positive cash flows amounting to ThCh$ 65,761,531 were generated.

Financing activities generated positive cash flows of ThCh$ 89,798,945 arising from bond placements in the local market (UF 9,200,000) and foreign market (US$ 465,000,000) for a total of ThCh$ 430,901,228 less the loan repayment to Inversiones HQI Chile Holding for ThCh$ 331,241,937.

Cash flows from investment activities generated a negative cash flow of ThCh$ 77,216,295 as a result of a current account loan granted to Inversiones HQI Chile Holding Ltda. Amounting to ThCh$ 103,284,603 and the purchase of fixed assets. On July 31, the loan from HQI Transelec Chile S.A. to Inversiones Chile Holding Ltda was reduced by ThCh$ 39,208,951.

The effect of inflation on cash and cash equivalents amounted to ThCh$ 72,422.

The closing cash flow balance amounted to ThCh$ 89,362,807 considering an opening balance of ThCh$ 23,528,854